SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 20549

                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING

                                                    Commission File Number
                                                         0-11353
Check one)

  X  Form 10-K and Form 10-KSB         Form 11-K
     Form 20-F                         Form 10-Q and Form 10-QSB      Form N-SAR

For period ended:  December 31,1998

  Transition Report on Form 10-K and Form 10-KSB

  Transition Report on Form 20-F

  Transition Report on Form 11-K

  Transition Report on Form 10-Q and Form 10-QSB

  Transition Report on Form N-SAR

For the transition period ended


Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                       PART I
                               REGISTRANT INFORMATION

Full name of registrant

Circuit Research Labs, Inc.


Former name if applicable


Address of principle executive office (Street and number)

2522 W. Geneva Drive

City, state and zip code

Tempe, Arizona 85282



                                       PART 11
                                 RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 X   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X   (b) The subject annual report, semi-annual report, transition report on
Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                       PART III
                                      NARRATIVE


The Company is currently preparing documents to ask the shareholders to vote for dissolution. The Company's financial and legal departments that are normally devoted to the year-end financial closing processes have been diverted in order to enable the Company to complete these documents. Completion of the documents for dissolution will have a material impact on the disclosure included in the Form 10KSB. As a result the Company's Form 10KSB for the year ended December 31, 1998 cannot be prepared and filed within the prescribed time period without unreasonable effort or expense.



                                      PART IV
                                 OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

(Name)                      (Area Code)                 (Telephone Number)
Dennis L. Drew                 602                          438-0888

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports.
                                                            Yes X         No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             Yes         No X


If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


(Name of Registrant as Specified in Charter)

Circuit Research Labs, Inc.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1999                     By: s/s  Dennis L. Drew
                                                  Dennis L. Drew
                                                  Secretary/Treasurer